Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended June 30,
	Basic		Diluted (a)
	2015	2014	2015	2014
Average number of common shares outstanding	60,976	59,593	60,976	59,593
Average common shares due to assumed conversion of stock options	—	—	2,379	—
Total shares	60,976	59,593	63,355	59,593

Income (loss) from continuing operations	$15,793	$(2,317)	$15,793	$(2,317)
Income from discontinued operations, net of income taxes	4,699	26	4,699	26
Net income (loss)	20,492	(2,291)	20,492	(2,291)
Net loss attributable to non-controlling interest	(1,252)	(32)	(1,252)	(32)
Net income (loss) attributable to Pinnacle Entertainment, Inc.	$21,744	$(2,259)	$21,744	$(2,259)

Per share data:
Income (loss) from continuing operations	$0.28	$(0.04)	$0.27	$(0.04)
Income from discontinued operations, net of income taxes	0.08	—	0.07	—
Net income (loss) per share	$0.36	$(0.04)	$0.34	$(0.04)

	For the six months ended June 30,
	Basic		Diluted (a)
	2015	2014	2015	2014
Average number of common shares outstanding	60,808	59,429	60,808	59,429
Average common shares due to assumed conversion of stock options	—	—	2,165	1,899
Total shares	60,808	59,429	62,973	61,328

Income from continuing operations	$42,872	$16,427	$42,872	$16,427
Income from discontinued operations, net of income taxes	4,916	325	4,916	325
Net income	47,788	16,752	47,788	16,752
Net loss attributable to non-controlling interest	(1,262)	(36)	(1,262)	(36)
Net income attributable to Pinnacle Entertainment, Inc.	$49,050	$16,788	$49,050	$16,788

Per share data:
Income from continuing operations	$0.73	$0.28	$0.70	$0.27
Income from discontinued operations, net of income taxes	0.08	—	0.08	—
Net income per share	$0.81	$0.28	$0.78	$0.27

(a) When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.